UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                                July                               , 20 07
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
     Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑   Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐   No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
RESOLUTIONS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)
Date July 3, 2007	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo
Vice President Investor Relation & Corporate Secretary

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA, Tbk.
ANNOUNCEMENT
RESOLUTIONS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
It is hereby announced to all shareholders of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia, Tbk., abbreviated as PT TELKOM Indonesia, Tbk (hereafter referred to as “the Company”), that the Annual General Meeting of Shareholders (the “Meeting”) of the Company held on June 29, 2007 in Jakarta, approved and decided the following matters:
1.	A.	To approve the Annual Report submitted by the Board of Directors and Commissioners on the Company’s condition and operation of Financial Year 2006 provided that:
1)	To correct the recording of tantieme for members of the Board of Directors and Commissioners and the PKBL funds originally recorded as an expense to become a part of net profit.
2)	The Board of Directors shall focus on deduction of the employee and retirement expense in the framework of Company’s efficiency. For the last five years, the growth of the ratio that employee expense bears to the average income has been 16.8%, and in 2006 it reached 17%. In 2006 the nominal employee and retirement expense reached Rp.8.5 trillion.
3)	The Board of Directors has to accelerate the development of infrastructures and innovation of new products that are appropriate and on target according to the customers’ growth being constantly in reference to added value services.
4)	The Board of Directors shall overcome the negative working capital continuously increasing for the last four (4) years, due to ineffective management of loans, particularly in the settlement of trade payables.
5)	The Board of Directors shall perform global business ethics properly, consequently and consistently.
The implementation of the five aspects referred to above shall comply with the prevailing laws and regulations and shall be reported in the next General Meeting of Shareholders
B.	To approve the Annual Report of Partnership and Community Development Program of 2006 Financial Year provided that:
1)	The Board of Directors shall increase the return of Partnership Program fund from 63% to at least 80%.
2)	The Board of Directors shall optimize the disbursement of Community Development Program fund to a minimum of Rp.30 billion in 2007.
2.	A.	To approve the Company’s Annual Account of 2006 Financial Year audited by the Office of Public Accountant Haryanto Sahari & Associates in affiliation with Pricewaterhouse Coopers according to its report dated 24th May 2007 with Unqualified opinion in all matters that are material, at the same time giving a full acquittal and discharge (volledig acquit et decharge) to members of the Board of Directors and Commissioners, including members of the Board of Directors whose term of office has expired effective as of the Company’s Extraordinary General Meeting of Shareholders held on 28th February 2007 for the management and supervision actions performed during 2006 financial year, to the extent the actions are recorded in the Company’s books and accounts and are not in conflict with the laws and regulations, provided, however, that the Board of Directors shall make correction on the recording of tantieme for the Board of Directors and Commissioners and social contribution (PKBL) originally recorded as an expense to become a part of net profit.
B.	To approve Annual Reports of Partnership & Community Development Program of 2006 Financial Year respectively audited by the Office of Public Accountant

Zainal Ariffin as per its report No.064/LAI/07 with the evaluation of effective performance of fund disbursement at 64% and the collectibility rate of loan disbursement at 88%, at the same time to give a full acquittal and discharge (volledig acquit et decharge) to members of the Board of Directors and Commissioners, including members of the Board of Directors whose term of office has expired commencing as of the Company’s Extraordinary General Meeting of Shareholders held on 28th February 2007 for the management and supervision actions performed during 2006 financial year, to the extent the actions are recorded in the Company’s books and accounts and the Annual Report of the Partnership & Community Development Program; the resolutions of points 1 and 2 shall be executed with due observance of the laws and regulations.
3.	A.	To approve the appropriation of the Company’s net profit of 2006 Financial Year of Rp.11,005,576,987,671 with the following distribution:
1)	cash dividend at 55% of the net profit or Rp.6,053,067,343,219,- (including the amount of interim dividend (interim dividend) based on resolution of a Board of Directors Meeting dated 5th December 2006 of Rp.971,016,623,691,- or Rp.48.45 per share, so that the total cash dividend that is still payable is Rp.5,082,050,719,528,- or at least of Rp.254,755 per share based on the number of shares issued (not including the shares bought back by the Company) as of the Meeting date of 19,948,708,780 shares;
2)	the fund for Community Development Program of 2007 financial year is 0.5% of the net profit or Rp.55,027,884,938,-;
3)	the Reserve for other purpose at 44.5% or Rp.4,897,481,759,514,- is used for developing the company’s business, including for the tantieme of the Board of Directors and Commissioners.
B.	Not to approve the fund of Partnership Program of 2007 financial year at 1% of the net profit or Rp.110,055,769,877,- due to the relatively small distribution rate of Rp.97,322,000,000,-, the return only reaches Rp.16,801,000,000,- and the final balance of 2006 is still quite huge, namely Rp.169,783,000,000,-.
C.	To approve the distribution of dividends of 2006 Financial Year to be performed on the following conditions:
1)	eligible to receive cash dividends are shareholders whose names are recorded in the Company’s Register of Shareholders as of 25th July 2007 until at 16:00 hours Western Indonesia Standard Time;
2)	the dividend shall be paid at once and in a lump sum on 8th August 2007 by offsetting the interim dividends paid in December 2006 of Rp.971,016,623,691,-.
3)	the Board of Directors shall be authorized to implement further the procedure of dividend distribution and to announce the same with due observance of the laws and regulations.
Notes:
•	The Dividends of Rp.6,053,067,343,219,- shall be distributed to the Government of RI at 51.19% or Rp.3,098,565,172,994,- (by offsetting the interim dividends in December 2006 of Rp.500,000,000,000,-) and Public at 48.81% or Rp.2,954,502,170,225,- (by offsetting interim dividends in December 2006 of Rp.471,016,623,691,-).
4.	A.	To approve the re-appointment of the Office of Public Accountant Haryanto Sahari & Rekan (a member firm of Pricewaterhouse Coopers) to conduct Integrated Audit of 2007 Financial Year, covering audit of the Company’s annual accounts (Consolidated Financial Statements) and Internal Control Audit on the Financial Reporting for 2007 Financial Year.
B.	To re-appoint the office of Public Accountant Zainal Ariffin to audit the use of the Fund of Partnership and Community Development of 2007 Financial Year.

C.	To grant authority to the Commissioners to appoint a substitute Public Accountant Office and to determine the related terms and conditions, if the appointed Public Accountant Office is, for any reason, unable to perform or continue its duties.
D.	To grant authority to the Commissioners to determine reasonable amount of audit fee and other terms and conditions of appointment of the relevant Public Accountant Office.
5.	A.	To approve the granting of authority to the Commissioner to decide the benefit payment of the Board of Directors after its term of office has expired, based on the calculation of an independent consultant which should make reference to the amount of benefit payment of post-term of office of telecommunication industry, financial condition of the Company based on the principles of properness and appropriateness as well as the laws and regulations.
B.	The Commissioners shall report the implementation of authority granted, in the next General Meeting of Shareholders.
C.	For the Commissioners, the determination of the benefit payment after its term of office has expired, shall be made based on the calculation of an independent consultant, subject, however, to consultation with Dwi Warna shareholder.
6.	A.	To approve the salaries for the Board of Directors and the remunerations/honorariums for the Commissioners of the Company that have been calculated by the Nomination and Remuneration Committee of 2006 based on the formula adopted in an Annual General Meeting of Shareholders held in 2006 and adjusted to the Company’s financial capacity in consideration of the principles of properness/appropriateness with the following results:
1)	Salary of President Director: Rp.118 million monthly (net);
2)	Total tantieme of the Board of Directors and Commissioners: Rp.20,000,000,000,-
3)	The composition of Salaries/Honorariums and tantieme of any other Directors, President Commissioner and Commissioners respectively at 90%, 50% and 45% of the Salary and tantieme of President Director;
4)	Any members of the Commissioners who serve concurrently as members of the Committee within the Company shall be given fair remuneration at the amounts decided by the Commissioners based on the review of an Independent Consultant pursuant to the principles of properness and appropriateness and the laws and regulations. The Commissioners shall report the implementation thereof in the next General Meeting of Shareholders.
B.	Facilities and allowances for members of the Board of Directors and Commissioners for 2007 financial year are the same as those given in 2006 financial year, except for the benefit payment post term of office as herein resolved.
Notes:
1.	The salaries of the Board of Directors and the Salaries/Honorariums of the Commissioners referred to above shall come into effect commencing as of 1st March 2007.
2.	Any tax on tantieme distribution shall be borne by the relevant persons according to the prevailing laws and regulations.
7.	To approve the granting of the authority in the Commissioners according to article 12 paragraph (13) of the Company’s Articles of Association regarding the re-designation of the distribution of the duties and authorities of members of the Board of Directors based on the proposal by the Board of Directors as resolved in a Board of Directors Meeting.

8.	A.	To approve the dismissal of Gatot Trihargo as Commissioner commencing as of the conclusion of this Meeting by expressing gratitude for his loyalty and service to the Company.
B.	To approve the appointment of Mahmuddin Yasin as Commissioner to replace Gatot Trihargo.
Henceforth the composition of full members of the Commissioners after the conclusion of RUPS shall be as follows:
1.	Tanri Abeng as President Commissioner
2.	Anggito Abimanyu as Commissioner
3.	Mahmuddin Yasin as Commissioner
4.	Arif Arryman as Independent Commissioner
5.	Petrus Sartono as Independent Commissioner
For newly appointed member of the Commissioners, its term of office shall be valid until 29th June 2012, whereas for members of Commissioners who are not replaced, their term of office shall expire on 10th March 2009, provided, however, that the Article of Articles of Association related to the term of office as resolved in this Meeting has been reported and registered with the competent agency.
C.	To grant authority to the Board of Directors of the Company with substitution rights to restate the resolution of this Meeting in a notarial deed and further notify the adjustment of the composition of the Board of Commissioners to the Department of Law and Human Rights of the Republic of Indonesia and register this composition with the Company Registry in accordance with the applicable statutory regulations.
9.	A.	To approve the Company’s Share Buyback Program II on the terms and conditions as specified in Disclosure of Information on the Share Buyback Program II announced, disseminated and informed to the Shareholders on 31st May 2007, among others containing:
1)	The purchase shall be conducted in Jakarta Stock Exchange and New York Stock Exchange by open market mechanism;
2)	The period of share buyback shall be maximum of eighteen (18) months effective from the date of the Meeting approving the Company’s Share Buyback II;
3)	To keep the shares bought back as treasury stock, and the Company may resell the treasury stock, if the share price has increased (without the need to obtain approval of General Meeting of Shareholders) with due observance of the Capital Markets regulations.
B.	To grant authority to the Board of Directors to regulate further the technical implementation of the Company’s Share Buyback Program II.
C.	The Share Buyback Program II shall be executed according to the prevailing laws and regulations with due observance of the principle of good corporate governance and the principle of benefits.
D.	the total shares to be repurchased in the Share Buyback II Program are maximum 215,000,000 Series ‘B’ Shares, whilst the funds reserved to be used for the Share Buyback II Program is maximum of Rp.2,000,000,000,000,-, provided that:
—	The Board of Directors shall make a statement in the form of integrity treaty/letter of undertaking, stating that the implementation is exercised truly without hiding any material facts and any other matters.
—	It shall be exercised by the Board of Directors under the laws and regulations always with due observance of the prudential principle and principle of Good Corporate Governance (GCG), principle of properness and appropriateness, and the company’s financial condition.

10.	A.	To approve amendment to the provisions of 6 articles of the Company’s Articles of Association, i.e. Article 11, Article 12, Article 13, Article 14, Article 16 and Article 21, as articulated in the “Matrix of Amendment to Articles of Association of PT Telkom” that has been distributed to the Company’s Shareholders as follows:
1)	The Term of Office of the Board of Directors and Commissioners

2)	The authority of the Board of Directors to represent the Company.

3)	The use of conference telephone and conference video or any other media that enable to communicate in Board of Directors Meetings and Commissioners Meetings.

4)	Amendment to the provisions of the Notice of General Meeting of Shareholders.

5)	Various amendments for consistency.
B.	To authorize to the Company’s Board of Directors with the right of substitution to re-state the resolution of this Meeting with respect to the amendment to the provisions of the Company’s Articles of Association in a Notarial Deed and further to submit a request of approval and to report to Minister of Law and Human Rights of the Republic of Indonesia, to register in the company register and publish in the State Gazette of the Republic of Indonesia in accordance with the prevailing laws and regulations.
SCHEDULES AND RULES FOR THE DISTRIBUTION OF DIVIDEND
1.	Payment of cash dividend for year ended December 31, 2006 for the amount of Rp.6,053,067,343,219.- (including the amount of interim dividend (interim dividend) based on resolution of a Board of Directors Meeting dated 5th December 2006 of Rp.971,016,623,691.- or Rp.48.45 per share, so that the total cash dividend that is still payable is Rp.5,082,050,719,528.- or at least of Rp.254,755 per share based on the number of shares issued (not including the shares bought back by the Company) as of the Meeting date of 19,948,708,780 shares shall be distributed as follows.

Recording Date	= July 25, 2007; 16.00 WIB
Regular and Negotiation Market
Cum Dividend	= July 20, 2007
Ex. Dividend	= July 23, 2007
Cash Market
Cum Dividend	= July 25, 2007
Ex. Dividend	= July 26, 2007
Payment Date	= August 08, 2007
2.	For ADS holders, the New York Stock Exchange Rules shall be applicable, and payment of cash dividend will be made through Custodian Bank which was appointed by the Bank of New York inline with the amount of shares registered at the register List of ADS holders at the Stock Administration Bureau (SAB) and Kustodian Sentral Efek Indonesia (KSEI) and Record Date on July 25, 2007.

3.	For shareholders whose shares are registered at KSEI, cash dividend will be paid through the KSEI.

4.	For shareholders whose shares are not registered at KSEI, the Company will send notice of dividend payment (SPPD) to shareholders’ address.
a.	Cash Dividend will be paid in cash at Bank Negara Indonesia (BNI), the nearest branch in all places in Indonesia. Shareholders are obligated to bring along the valid original Identity Card or if it is authorized to another person, the copy of the valid original Identity Card of both personnel should be attached to the power of attorney.

b.	Cash Dividend for the amount of Rp.10,000,- or more, if requested can be transferred to the shareholders’ bank account stated in the SPPD. Shareholders should notify the SAB at PT DATINDO ENTRYCOM, Wisma Diners Club Annex, Jl. Jend. Sudirman Kav.34-35, Jakarta 10220, by enclosing a copy of the valid original Identity Card. The dividend can only be transferred to the bank account of the same name with the shareholders name in Register List of Shareholders.
5.	The Company will withhold Income Tax in accordance with the tax regulations for the payments of dividend.

6.	In accordance with Circular Letter of the Director General of Tax No. SE-08/PJ.35/1993 jo. S-101/PJ.34/1996, tax deduction for non-Indonesian citizen shareholders will be adjusted with tariff based on Agreement to Avoid Double Taxation (AADT), PPh Article 26, at least by July 25, 2007, such shareholders must sent the original letter of Domicile issued by the Government which has signed AADT with Indonesia, or a copy of letter of Domicile legalized by the authorized Custodian Officer, if those shareholders use Custodian Bank Service. If the above mentioned date elapsed and the SAB has not received letter of Domicile from such shareholders, the dividend to be paid to those shareholders shall be subject to 20% income tax PPh Article 26.
SHARES BUYBACK II
Based on the Meeting Resolutions regarding Shares Buyback II Program, Disclosure of Information which has been published on 31 May 2007 is hereby amended especially the following provisions:
1.	Share Buyback II will be conducted for a maximum of 1.07% of the total issued Series B Shares of the Company or a maximum of 215,000,000 Series B Shares;
2.	The funds reserved for the repurchase of shares for a maximum period of 18 months will not exceed Rp2,000,000,000,000.
3.	The implementation of this program will potentially decrease the Company’s assets and equity in the amount of Rp2,056,333,000,000.
4.	Pro forma analysis of the net profit, EPS and EPADR, computed pursuant to the Consolidated Financial Statements for the tear ended 31 December 2006 (audited) by making adjustments to the Consolidated Financial Statements as if Shares Buyback II was conducted in 2006 by applying the unappropriated retained earnings of Rp.2,000,000,000,000, inclusive transactions costs, broker fees and other expenses related to Shares Buyback II and assuming the Company utilizes the entire amount funds reserved for the repurchase of up to 0.99% of the issued Series B Shares.

	Last Year ended 31 December 2006
	Actual		Proforma of Transaction		Impact
	Rp. MM, unless	US$MM, unless	Rp. MM, unless	US$MM, unless	Rp. MM, unless	US$MM, unless
	otherwise indicated	otherwise indicated	otherwise indicated	otherwise indicated	otherwise indicated	otherwise indicated
Number of issued shares (MM)	20,041	20,041	19,841	19,841	(200)	(200)
Total Assets	75,135,745	8,348	73,079,412	8,120	(2,056,333)	(228)
Net Profit	11,005,577	1,223	10,949,244	1,217	(56,333)	(6)
Stockholders Equity	28,068,689	3,119	26,012,356	2,890	(2,056,333)	(228)
Weighted Average Number of Shares (MM)	20,115	20,115	20,010	20,010	(105)	(105)
Basic EPS (Rp. or US$/Common Share)	547.15	0.06	547.18	0.06	0.03	0.00
Basic EPADR (Rp. or US$/ADR)	21,886	2.43	21,887	2.43	1	0.00
Return on Assets (%)	14.65%	14.65%	14.98%	14.98%	0.34%	0.34%
Return on Equity (%)	39.21%	39.21%	42.09%	42.09%	2.88%	2.88%

1.	Assuming buyback in 2006, Interest Rate on Cash of 6.50% and tax rate of 20%;

2.	Exchange Rate of Rp.9,000/US$ as used in 31 December 2006 audited financial statements.
The above analysis demonstrates the positive impact of Shares Buy Back II on EPS, EPADR and ROE.
Assuming the Government of Indonesia does not participate in the repurchase program, and so the Government of Indonesia’s shareholding remains the same, upon completion of Shares Buy Back II program the composition of share ownership, including treasury stock, in the Company will be as follows:
Share Ownership Analysis

			Proforma
			Shareholding
			(Shares MM)
	Shareholding		with Treasury
Shareholder	(Shares MM)%		Stock	%
Government of Indonesia	10,320	51.19%	10,320	51.19
Public	9,840	48.81%	9,438	46.82
Company (Treasury Stock)	—	—	402	1.99
Total	20,160	100%	20,160	100.00
The composition of share ownership, excluding treasury stock, in the Company will be as follows:
Share Ownership Analysis without calculating the Treasury Stock

			Proforma
			Shareholding
			(Shares MM)
			without
	Shareholding		Treasury
Shareholder	(Shares MM)%		Stock	%
Government of Indonesia	10,320	51.19%	10,320	52.23
Public	9,840	48.81%	9,438	47.77
Total	20,160	100%	19,758	100.00
Bandung, July 3, 2007
Board of Directors